Exhibit 77(D)(a)
                                     Van Kampen Income Trust

     The Board of Trustees of Van Kampen Income Trust approved changes in the Trust's investment policies to allow the Trust to invest, under normal market conditions, up to 20% of its net assets in asset-backed securities and/or commercial paper.